Exhibit 99.1

Immutep completes a A$29.6 million placement to accelerate and broaden its clinical development

Immutep Limited (ASX: IMM; NASDAQ: IMMP) November 19, 2020: Australian biotechnology company Immutep Limited (“Immutep“ or the “Company“), which is listed on NASDAQ and the Australian Securities Exchange, is pleased to announce that it has today successfully completed a A$29.6 million a private placement of ordinary shares to professional and institutional investors (Placement).

Use of Funds

The Company will use the proceeds from the Placement to finance its LAG-3 related clinical programs in immuno-oncology and autoimmune disease. This includes the ongoing clinical development of eftilagimod alpha (“efti” or “IMP321), including the expansion of the Phase II TACTI-002 study through an additional 74 patients with 1st line NSCLC and a new Phase II clinical trial in 1st line HNSCC. Details of these expansion plans were also announced today.

The funds will also be used for the cell-line development of IMP761, R&D, manufacturing, the offering costs and working capital purposes.

Placement

123.2 million new fully paid ordinary shares (“New Shares”) will be issued under the Placement at an issue price of A$0.24 per New Share (representing a 11.2% discount to the volume weighted average price (“VWAP“) of the Company’s ordinary shares as traded on ASX over the 30 days up to and including Tuesday, November 17, 2020), raising a total of A$29.6 million before transaction-related expenses.

Timetable

Settlement of the Placement is expected to occur on Tuesday, 24 November 2020 with the issue of New Shares expected to occur on Wednesday 25 November 2020. The New Shares issued under the Placement will rank pari passu with the Company’s existing fully paid ordinary shares on issue as at their date of issue.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States or to US Persons (as defined in Rule 902(k) under the US Securities Act) except in transactions (i) registered under the US Securities Act or (ii) exempt from, or not subject to, the registration of the US Securities Act and applicable US state securities laws.

This announcement contains certain “forward-looking statements” including statements regarding the Company’s intent, belief or current expectations with respect to Immutep’s business and operations, market conditions, results of operations, financial condition, and risk management practices. The words “likely”, “expect”, “aim”, “should”, “could”, “may”, “anticipate”, “predict”, “believe”, “plan” and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Forward-looking statements in this announcement include statements regarding the outcome and effects of the Placement and statements regarding Immutep’s future financial performance and results. Forward-looking statements including projections, guidance on future earnings and estimates are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. This announcement contains such statements that are subject to risk factors associated with an investment in the Company. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and other important factors that could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement.